Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

As representatives of the underwriters

VIA EDGAR

November 7, 2017

Dietrich King

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PPDAI Group Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-220954)
Registration Statement on Form 8-A (Registration No. 001-38269)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Standard Time on November 9, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 30, 2017 and the date hereof, copies of the Company’s preliminary prospectus dated October 30, 2017 were distributed as follows:

2,133 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

CITIGROUP GLOBAL MARKETS INC.

As representatives of the underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

Signature Page to Underwriter Acceleration Letter

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Simon Yuan
Name:	Simon Yuan
Title:	Managing Director

Signature Page to Underwriter Acceleration Letter